Frost Giant Studios, Inc.

ANNUAL REPORT

2311 Live Oak Meadows Rd.
Malibu, CA 90265
3109802763
https://frostgiant.com/

This Annual Report is dated May 6, 2026.

BUSINESS

Frost Giant is a corporation organized under the laws of the state of Delaware, based in Malibu, California, that develops real-time strategy (RTS) games. The Company's business model consists of digital game sales focused on all gaming enthusiasts.

The Company released Stormgate - a real-time strategy game set in a future Earth. Players gather resources, build bases and troops, and upgrade assets. The game is free-to-play with both free and optional additional monetized content.

Previous Offerings

Name: Series 1 Preferred Stock
Type of security sold: Equity
Final amount sold: $2,203,205.00
Number of Securities Sold: 4,245,330
Use of proceeds: Development of Stormgate
Date: February 14, 2025
Offering exemption relied upon: Section 4(a)(2)

Name: Series A-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $24,999,956.58
Number of Securities Sold: 1,152,571
Use of proceeds: Development of Stormgate
Date: January 04, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Convertible Note Conversion to Series A-2 Preferred
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 517,220
Use of proceeds: Game development
Date: January 04, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $5,025,000.00
Use of proceeds: Game development
Date: March 16, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:
 Year ended December 31, 2025 compared to year ended December 31, 2024

Revenue
Stormgate launched into Early Access in July 2024 and generated $944,877 in net game revenue and $416,667 in licensing revenue during 2024.Following the full launch in August 2025, the Company generated $191,170 in net game sales and $540,000 in licensing revenue during 2025.

Overall, revenue declined year-over-year as Early Access sales in 2024 represented the initial monetization peak, while 2025 reflects post-launch performance and a more normalized revenue run rate.

Gross Margins

The Company continues to incur platform and infrastructure costs. Steam platform fees (approximately 30% of gross sales), along with engineering infrastructure and hosting costs, materially impact gross margins.
In 2025, total cost of revenue (including Steam fees and infrastructure) remained substantial relative to revenue, resulting in limited gross profit generation.

Expenses

Total operating expenses decreased significantly from $15.5M in 2024 to approximately $4.2M in 2025.
This reduction was primarily driven by:
Headcount reductions following the initial launch period
Lower salaries and related expenses (from ~$8.3M in 2024 to ~$2.4M in 2025)
Reduced marketing, infrastructure, and external service spend
The Company shifted from heavy development and launch investment in 2024 to a more streamlined operating structure in 2025.

Historical Results and Cash Flows

The Company reported a net loss of approximately:

$11.7M in 2024
$4.2M in 2025

While losses improved materially due to cost reductions, revenue from game sales remains insufficient to support ongoing operating expenses. As of December 31, 2025, the Company had $131,442 in cash, compared to $25,105 at December 31, 2024, reflecting financing activity during the year. The Company continues to rely on external financing and is actively seeking new projects and funding sources to sustain operations.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $131,442.

Debt

Creditor: Silicon Valley Bank
 Amount Owed: $1,866,667
 Interest Rate: Greater of 0.50% above Prime Rate or 9.00%
 Maturity Date: May 1, 2027

The Company entered into a $2,000,000 Silicon Valley Bank venture debt facility in 2024. As of December 31, 2025, $1,866,667 remains outstanding. This debt is senior to all other debt.

Creditor: Tim Morten
 Amount Owed: $487,000
The CEO provided a personal loan to the Company that remains outstanding.
Creditor: Professional Services
 Amount Owed: $338,788
The Company has outstanding liabilities for various professional services, including legal and consulting services.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Tim Morten

Tim Morten's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, CFO, Secretary, Treasurer, Production Director, Board Member

Dates of Service: June, 2020 - Present

Responsibilities: Tim manages the day-to-day business of the Company, communications with the Board's directives and goals, maintaining the corporate governance books and records of the properties and business transactions of the Company, maintains a book of the minutes of all meetings of directors and shareholders, and gives notice of all meetings of shareholders and directors, and oversees the Company's business operations, financial performance, investments, and ventures. Tim receives an annual salary of $1 and owns about 18% of the Company's equity.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders
Title of class: Class A Common Stock
Stockholder Name: Tim Morten
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 18.7
Title of class: Class A Common Stock

Stockholder Name: Tim Campbell
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 18.7

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

Our Company Securities
Class A Common Stock

The amount of security authorized is 18,970,000 with a total of 8,090,628 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 506,007 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 1,015,158 shares to be issued pursuant to stock options issued.

The Company currently has 506,007 shares of Class A Common Stock available to be issued pursuant to the Company's 2020 Stock Option and Grant Plan (the "Plan"). The Company has issued options under its Plan to acquire an additional 1,015,158 shares of Class A Common Stock.

Class B Common Stock

The amount of security authorized is 777,980 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock resulting from the conversion of any shares of Series CF Preferred Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 4,188,570 with a total of 4,188,570 outstanding.

Voting Rights

The holder of each share of Series Seed Preferred Stock Shall have the right to one vote for each share of Class A Common Stock into which such Series Seed Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class A Common Stock.

Material Rights

The holders of each share of Series Seed Preferred Stock are entitled to a 6% dividend if and when declared by the Board of Directors prior to any dividend payment to the holders of the Company's Class A Common Stock or Class B Common Stock. The holders of each share of Series Seed Preferred Stock have a liquidation preference ahead of the holders of the Company's Class A Common Stock or Class B Common Stock equal to 1x the Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation) of the Series Seed Preferred Stock. The Company is required to obtain the approval of the holders of Voting Preferred Stock (as defined in the Company's Amended and Restated Certificate of Incorporation), which includes the holders of the Series Seed Preferred Stock, in order to take certain actions such as amending the Company's organizational documents, issue new shares of stock, creating a new class of Preferred Stock senior to the existing Preferred Stock, increase the number of directors, and other items as detailed in Article IV Part B Section 6 of the Company's Amended and Restated Certificate of Incorporation. Each share of Series Seed Preferred Stock is convertible into shares of Class A Common Stock.

Series A-1 Preferred Stock

The amount of security authorized is 3,457,713 with a total of 3,457,713 outstanding.

Voting Rights

The holder of each share of Series A-1 Preferred Stock shall have the right to one vote for each share of Class A Common Stock into which such Series A-1 Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class A Common Stock.

Material Rights

The holders of each share of Series A-1 Preferred Stock are entitled to a 6% dividend if and when declared by the Board of Directors prior to any dividend payment to the holders of the Company's Class A Common Stock or Class B Common Stock. The holders of each share of Series A-1 Preferred Stock have a liquidation preference ahead of the holders of the Company's Class A Common Stock or Class B Common Stock equal to 1x the Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation) of the Series A-1 Preferred Stock. The Company is required to obtain the approval of the holders of Voting Preferred Stock (as defined in the Company's Amended and Restated Certificate of Incorporation), which includes the holders of the Series A-1 Preferred Stock, in order to take certain actions such as amending the Company's organizational documents, issue new shares of stock, creating a new class of Preferred Stock senior to the existing Preferred Stock, increase the number of directors, and other items as detailed in Article IV Part B Section 6 of the Company's Amended and Restated Certificate of Incorporation. Each share of Series A-1 Preferred Stock is convertible into shares of Class A Common Stock.

Series A-2 Preferred Stock

The amount of security authorized is 1,551,660 with a total of 1,551,660 outstanding.

Voting Rights

The holder of each share of Series A-2 Preferred Stock shall have the right to one vote for each share of Class A Common Stock into which such Series A-2 Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class A Common Stock.

Material Rights

The holders of each share of Series A-2 Preferred Stock are entitled to a 6% dividend if and when declared by the Board of Directors prior to any dividend payment to the holders of the Company's Class A Common Stock or Class B Common Stock. The holders of each share of Series A-2 Preferred Stock have a liquidation preference ahead of the holders of the Company's Class A Common Stock or Class B Common Stock equal to 1x the Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation) of the Series A-2 Preferred Stock. The Company is required to obtain the approval of the holders of Voting Preferred Stock (as defined in the Company's Amended and Restated Certificate of Incorporation), which includes the holders of the Series A-2 Preferred Stock, in order to take certain actions such as amending the Company's organizational documents, issue new shares of stock, creating a new class of Preferred Stock senior to the existing Preferred Stock, increase the number of directors, and other items as detailed in Article IV Part B Section 6 of the Company's Amended and Restated Certificate of Incorporation. Each share of Series A-2 Preferred Stock is convertible into shares of Class A Common Stock.

Series CF Preferred Stock

The amount of security authorized is 777,980 with a total of 157,322 outstanding.

Voting Rights

There are no voting rights associated with Series CF Preferred Stock.

Material Rights

The holders of each share of Series CF Preferred Stock are entitled to a 6% dividend if and when declared by the Board of Directors prior to any dividend payment to the holders of the Company's Class A Common Stock or Class B Common Stock. The holders of each share of Series CF Preferred Stock have a liquidation preference ahead of the holders of the Company's Class A Common Stock or Class B Common Stock equal to 1x the Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation) of the Series CF Preferred Stock. Each share of Series CF Preferred Stock is convertible into shares of Class B

Common Stock.

For further information on material rights please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Series 1 Preferred Stock

The amount of security authorized is 4,245,330 with a total of 0 outstanding.

Voting Rights

The holder of each share of Series 1 Preferred Stock shall have the right to one vote for each share of Class A Common Stock into which such Series 1 Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class A Common Stock.

Material Rights

The holders of each share of Series 1 Preferred Stock are entitled to a 6% dividend if and when declared by the Board of Directors prior to any dividend payment to the holders of the Company's Class A Common Stock or Class B Common Stock. The holders of each share of Series 1 Preferred Stock have a liquidation preference ahead of the holders of the Company's Class A Common Stock or Class B Common Stock equal to 1x the Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation) of the Series 1 Preferred Stock. The Company is required to obtain the approval of the holders of Voting Preferred Stock (as defined in the Company's Amended and Restated Certificate of Incorporation), which includes the holders of the Series 1 Preferred Stock, in order to take certain actions such as amending the Company's organizational documents, issue new shares of stock, creating a new class of Preferred Stock senior to the existing Preferred Stock, increase the number of directors, and other items as detailed in Article IV Part B Section 6 of the Company's Amended and Restated Certificate of Incorporation. Each share of Series 1 Preferred Stock is convertible into shares of Class A Common Stock.

What it means to be a minority holder

As a minority holder of Series CF Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly an offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Minority Holder; Securities with No Voting Rights
The Series CF Preferred Stock that an investor is buying has no voting rights attached to it. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

We are an early stage company and have not yet generated, and may never generate, any profits.
Frost Giant was founded in 2020 and we have limited operating history upon which you can evaluate our performance. Accordingly, our prospects must be considered in light of the risks that any new company encounters. We are still in an early phase of development and we are constantly evolving our business model and just beginning to implement our commercial plan. Accordingly, our operating history may not be indicative of future prospects. Since inception, we have not consistently generated sufficient revenue to cover operational expenses and there is no assurance that we will be able to do so in the future. We have never generated an operating profit, and there can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. We may not be successful in attaining the objectives necessary to overcome these risks and uncertainties.

Our business projections are only projections.

There can be no assurance that the Company will meet its projections, which are likely to change. We expect to introduce new products and refine existing products, the plans and timeline for which is likely to change. There can be no assurance that the Company will be able to find sufficient demand for its products, that people think are better options than a competing product, or that we will be able to provide our product at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company, and the Company did not obtain a third-party valuation in connection with this offering. You will be relying solely on the judgment of the Company's management and its board of directors, and the Company may not have properly valued its business. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The Company may never undergo a liquidity event and your investment could be illiquid for a long time or indefinitely.

The Company may never undergo a liquidity event, such as a sale of the Company or an initial public offering, and you should be prepared to hold this investment for several years or indefinitely. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established markets for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by a strategic investor or a company in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans. If the product fails to come to market on time or fails to generate sufficient revenue to meet its operating needsthe company may cease operating and result in a loss on your investment. Even if we sell all the Series CF Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

We may never have an operational product.

It is possible that there may never be an operational real-time strategy game or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products.
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties.
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage. Delays or cost overruns in the development of Stormgate and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We are an early stage company operating in a new and highly competitive industry.
The Company operates in a relatively new industry and faces significant market competition from both startups and established companies. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. We will compete with larger, established companies that currently have products on the market and/or various respective product development programs, greater financial resources, brand recognition, or established customer bases which will have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Further, there can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies.

We are competing against other recreational activities.
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents

unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing your trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we
will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks.
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious

activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation.Vie may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer customers.

Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

If the Company cannot raise sufficient funds it will not succeed.
The Company is offering Series CF Preferred Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company expects to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We may need to access credit in order to support our working capital requirements as we grow. Interest rates fluctuate and it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. A series of preferred stock could be issued from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of any series of preferred stock could be more advantageous to those investors than to the holders of Series CF Preferred Stock, common stock or other securities. In addition, if we need to raise more equity capital from the sale of securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The "Use of Proceeds" described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Your information rights are limited with limited post-closing disclosures.
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

The Company may undergo a future change that could affect your investment.
The Company may change its business, management or advisory team, intellectual property portfolio, location of its principal place of business, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Projections: Forward Looking Information.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from Company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single product.

All of our current services are variants of one type of product. Relying heavily on a single product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Our new product could fail to achieve the sales projections we expect.
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Vulnerability to economic conditions.
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Economic and market conditions.
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events.
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity.

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment.

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company"s investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws.This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. 0 or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Frost Giant Studios, Inc.

By /s/ *Timothy Morten*

Title: CEO

By /s/ *Timothy Morten*

Name: Timothy Morten

Title: CEO

By /s/ *Timothy Morten*

Name: Timothy Morten

Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Frost Giant Studios Inc
Balance Sheet
as of December 31, 2025
(unaudited)
ASSETS

Current Assets		
Cash		131,442
Accounts Receivable		(0)
Other Current Assets		
Prepaid expenses		9,951
Other Current Assets		34,824
Total Current Assets		176,216
Property and equipment		
Furniture & Fixtures	55,294	
Computer & Equipment	292,021	
Software	11,209	
Leasehold Improvements	14,412	
Trademark	-	
Accum. Dep	(347,031)	
Property and equipment, net		25,906
Right-of-use Assets		(0)
Other Assets		138,316
Total Assets	$	340,439

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable		338,788
Accrued Expenses		108,787
Lease Liabilities		0
Credit Cards		54,956
Loan from Shareholder		487,000
Deferred Revenue		1,753,064
Venture Debt Short-Term Portion		800,000
Debt Issuance Costs		(40,959)
Debt Discount		(22,178)
Total Current Liabilities		3,479,458
Long-term Liabilities		
Convertible Notes Payable		-
Accrued Interest		-
Long-term Lease Liabilities		0
Venture Debt Long-Term Portion		1,066,667
SAFE Note		-
Total Long-term Liabilities		1,066,667
Stockholders' Equity		
APIC	39,892,431	
Common Stock	20	
Preferred Stock	62	
Retained Earnings (Deficit)	(39,938,335)	
Net Income (Loss)	(4,159,864)	
Total Stockholders' Equity		(4,205,686)
Total Liabilities & Stockholders Equity	$	340,439

Frost Giant Studios Inc
Income Statement
For the period December 1, 2025 to December 31, 2025

	(unaudited) This Month	(unaudited) Year to Date
Revenue		
Online Game Sales	$ -	$ -
Licensing Revenue	0	540,000
Merchandise Sales	0	0
Steam Sales	4,091	191,170
Grant Revenue	0	0
Cost of Goods Sold		
Steam Fees	1,624	106,934
Royalties	0	0
Engineering Infrastructure Expense	6,453	263,588
Merchandise Cost of Goods	-	210,640
Gross Profit	(3,985)	150,007
Operating Expenses		
Salaries and Benefits	(7,200)	2,370,168
Payroll Taxes	2,100	(79,757)
Marketing & Promotion	-	30,853
Insurance	2,789	8,102
Office Expenses	3,010	26,273
Professional Fees	8,939	391,405
Outside Services	-	1,022,410
Equipment & Software	(273)	160,800
Facilities	-	158,782
Travel and Entertainment	-	1,202
Licenses & Fees	-	36,563
Other	7,827	57,550
Total Operating Expenses	17,193	4,184,352
Net Operating Income (Loss)	(21,178)	(4,034,345)
Other Income (Expense)		
Kickstarter Sales	0	0
Interest Income	375	1,065
Dividend Income	-	-
Gain/Loss on Disposal of Fixed Assets	-	22,300
Interest Expense	-	(115,044)
Other expenses	-	-
Depreciation Expense	-	(33,840)
Amortization Expense	-	-
Net Income before income taxes	(20,803)	(4,159,864)
Income Tax	-	-
Net Income (Loss)	$ (20,803)	$ (4,159,864)

Frost Giant Studios Inc
Statement of Cash Flows
For the month ended December 31, 2025

	(unaudited) This Month	(unaudited) Year to Date
Cash flows from operating activities		
Net Income (Loss)	$ (20,803)	$ (4,159,864)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation & Amortization	-	33,840
Increase (decrease) in Accounts Payable	863	291,243
Increase (decrease) in Credit Card Payable	8,027	42,328
Increase (decrease) in Accrued Liabilities	-	36,040
Increase (decrease) in Lease Liabilities	-	(114,113)
Increase (decrease) in Loan from Shareholder	-	462,000
(Increase) decrease in Security Deposits	-	-
(Increase) decrease in Other Current Assets	-	-
(Increase) decrease in Accounts Receivable	-	19,114
(Increase) decrease in Prepaid Expenses	-	217,851
Increase (decrease) in Deferred Revenue	-	-
(Increase) decrease in Inventory	-	210,640
Net cash provided (used) by operating activities	(11,913)	(2,960,920)
Cash flows from investing activities:		
(Increase) decrease in Fixed Assets	-	-
(Increase) decrease in Intangible Assets	-	-
Increase (decrease) in ROU Assets	-	111,318
Net cash provided (used) by investing activities	-	111,318
Cash flows from financing activities:		
Increase (decrease) in Venture Debt Payable	-	(66,667)
Increase (decrease) in Due from Shareholders	-	-
Increase (decrease) in Interest on Convertible Notes	-	-
Increase (decrease) in Long-Term Loans	-	-
Increase (decrease) in Additional Paid in Capital	-	3,772,576
Insurance of Preferred Stock	-	30
Insurance of Common Stock	-	-
Issurance of SAFE	-	(750,000)
Issuance Legal Costs	-	-
Net cash provided (used) by financing activities	-	2,955,939
Net increase (decrease) in cash and equivalents	(11,913)	106,337
Cash and equivalents, beginning of period	143,355	25,105
Cash and equivalents, end of period	$ 131,442	$ 131,442

Line Item	Common Shares	Common Amount	Seed Shares	Seed Amount	A1 Shares
Balance Dec 31 2023	**2,109,563**	**20**	**1,396,190**	**14**	**1,152,571**
Series CF issuance	-	-	-	-	-
Vesting restricted shares	80,258	-	-	-	-
Warrants issued	-	-	-	-	-
Stock split	4,379,642	-	2,792,380	-	2,305,142
Stock-based comp	-	-	-	-	-
Net loss	-	-	-	-	-
Balance Dec 31 2024	**6,569,463**	**20**	**4,188,570**	**14**	**3,457,713**
Series CF issuance	-	-	-	-	-
Series 1 issuance	-	-	-	-	-
Stock Conversion	6,196,803	62	(1,559,574)	-	(3,085,569)
Net loss	-	-	-	-	-
Balance Dec 31 2025	**12,766,266**	**82**	**2,628,996**	**14**	**372,144**

A1 Amount	A2 Shares	A2 Amount	CF Shares	CF Amount	S1 Shares	S1 Amount	APIC	Notes Receivable
11	**517,220**	**5**	-	-			**35,058,824**	**(10,010)**
-	-	-	157,322	1			973,098	-
-	-	-	-	-			28,514	-
-	1,034,440	-	-	-			59,420	-
11	**1,551,660**	**5**	**157,322**	**1**			**36,119,856**	**(10,010)**
-	-	-	4,010	0	-	-	29,996	-
-	-	-	-	-	4,245,330	42	2,203,163	-
-	(1,551,660)	-	-	-	-	-	-	-
11	-	**5**	**161,332**	**1**	**4,245,330**	**42**	**38,353,014**	**(10,010)**

Accumulated Deficit	Total Equity
(28,188,363)	**6,860,501**
-	973,099
-	-
-	28,514
-	-
-	59,420
(11,749,970)	(11,749,970)
(39,938,333)	**(3,828,436)**
-	-
-	-
-	-
(4,159,864)	(4,159,864)
(44,098,197)	**(7,988,300)**

NOTE 1 – NATURE OF OPERATIONS

Frost Giant Studios, Inc. was formed on March 6, 2020 ("Inception") in the State of Delaware. The financial statements of Frost Giant Studios, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Malibu, California.

Frost Giant Studios, Inc. develops real-time strategy (RTS) games. The Company's business model consists of digital game sales focused on all gaming enthusiasts. The Company released Stormgate - a real-time strategy game set in a future Earth. Players gather resources, build bases and troops, and upgrade assets. The game is free-to-play with both free and optional additional monetized content.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from software sales and licensing when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Creditor: Silicon Valley Bank

Amount Owed: $1,866,667
Interest Rate: Greater of 0.50% above Prime Rate or 9.00%
Maturity Date: May 1, 2027
The Company entered into a $2,000,000 Silicon Valley Bank venture debt facility in 2024. As of December 31, 2025, $1,866,667 remains outstanding. This debt is senior to all other debt.
Creditor: Tim Morten
Amount Owed: $487,000
The CEO provided a personal loan to the Company that remains outstanding.
Creditor: Professional Services
Amount Owed: $338,788
The Company has outstanding liabilities for various professional services, including legal and consulting services.

Accrued Expenses
Amount Owed: $108,787
Represents accrued operating expenses as of year-end.

Credit Cards
Amount Owed: $54,956
Represents outstanding balances on corporate credit cards.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Class A Common Stock

The amount of security authorized is 18,970,000 with a total of 8,090,628 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 506,007 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 1,015,158 shares to be issued pursuant to stock options issued.

The Company currently has 506,007 shares of Class A Common Stock available to be issued pursuant to the Company's 2020 Stock Option and Grant Plan (the "Plan"). The Company has issued options under its Plan to acquire an additional 1,015,158 shares of Class A Common Stock.

Class B Common Stock

The amount of security authorized is 777,980 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock resulting from the conversion of any shares of Series CF Preferred Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 4,188,570 with a total of 4,188,570 outstanding.

Voting Rights

The holder of each share of Series Seed Preferred Stock Shall have the right to one vote for each share of Class A Common Stock into which such Series Seed Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class A Common Stock.

Material Rights

The holders of each share of Series Seed Preferred Stock are entitled to a 6% dividend if and when declared by the Board of Directors prior to any dividend payment to the holders of the Company's Class A Common Stock or Class B Common Stock. The holders of each share of Series Seed Preferred Stock have a liquidation preference ahead of the holders of the Company's Class A Common Stock or Class B Common Stock equal to 1x the Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation) of the Series Seed Preferred Stock. The Company is required to obtain the approval of the holders of Voting Preferred Stock (as defined in the Company's Amended and Restated Certificate of Incorporation), which includes the holders of the Series Seed Preferred Stock, in order to take certain actions such as amending the Company's organizational documents, issue new shares of stock, creating a new class of Preferred Stock senior to the existing Preferred Stock, increase the number of directors, and other items as detailed in Article IV Part B Section 6 of the Company's Amended and Restated Certificate of Incorporation. Each share of Series Seed Preferred Stock is convertible into shares of Class A Common Stock.

Series A-1 Preferred Stock

The amount of security authorized is 3,457,713 with a total of 3,457,713 outstanding.

Voting Rights

The holder of each share of Series A-1 Preferred Stock shall have the right to one vote for each share of Class A Common Stock into which such Series A-1 Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class A Common Stock.

Material Rights

The holders of each share of Series A-1 Preferred Stock are entitled to a 6% dividend if and when declared by the Board of Directors prior to any dividend payment to the holders of the Company's Class

A Common Stock or Class B Common Stock. The holders of each share of Series A-1 Preferred Stock have a liquidation preference ahead of the holders of the Company's Class A Common Stock or Class B Common Stock equal to 1x the Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation) of the Series A-1 Preferred Stock. The Company is required to obtain the approval of the holders of Voting Preferred Stock (as defined in the Company's Amended and Restated Certificate of Incorporation), which includes the holders of the Series A-1 Preferred Stock, in order to take certain actions such as amending the Company's organizational documents, issue new shares of stock, creating a new class of Preferred Stock senior to the existing Preferred Stock, increase the number of directors, and other items as detailed in Article IV Part B Section 6 of the Company's Amended and Restated Certificate of Incorporation. Each share of Series A-1 Preferred Stock is convertible into shares of Class A Common Stock.

Series A-2 Preferred Stock

The amount of security authorized is 1,551,660 with a total of 1,551,660 outstanding.

Voting Rights

The holder of each share of Series A-2 Preferred Stock shall have the right to one vote for each share of Class A Common Stock into which such Series A-2 Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class A Common Stock.

Material Rights

The holders of each share of Series A-2 Preferred Stock are entitled to a 6% dividend if and when declared by the Board of Directors prior to any dividend payment to the holders of the Company's Class A Common Stock or Class B Common Stock. The holders of each share of Series A-2 Preferred Stock have a liquidation preference ahead of the holders of the Company's Class A Common Stock or Class B Common Stock equal to 1x the Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation) of the Series A-2 Preferred Stock. The Company is required to obtain the approval of the holders of Voting Preferred Stock (as defined in the Company's Amended and Restated Certificate of Incorporation), which includes the holders of the Series A-2 Preferred Stock, in order to take certain actions such as amending the Company's organizational documents, issue new shares of stock, creating a new class of Preferred Stock senior to the existing Preferred Stock, increase the number of directors, and other items as detailed in Article IV Part B Section 6 of the Company's Amended and Restated Certificate of Incorporation. Each share of Series A-2 Preferred Stock is convertible into shares of Class A Common Stock.

Series CF Preferred Stock

The amount of security authorized is 777,980 with a total of 157,322 outstanding.

Voting Rights

There are no voting rights associated with Series CF Preferred Stock.

Material Rights

The holders of each share of Series CF Preferred Stock are entitled to a 6% dividend if and when declared by the Board of Directors prior to any dividend payment to the holders of the Company's Class A

Common Stock or Class B Common Stock. The holders of each share of Series CF Preferred Stock have a liquidation preference ahead of the holders of the Company's Class A Common Stock or Class B Common Stock equal to 1x the Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation) of the Series CF Preferred Stock. Each share of Series CF Preferred Stock is convertible into shares of Class B Common Stock.

For further information on material rights please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Series 1 Preferred Stock

The amount of security authorized is 4,245,330 with a total of 0 outstanding.

Voting Rights

The holder of each share of Series 1 Preferred Stock shall have the right to one vote for each share of Class A Common Stock into which such Series 1 Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class A Common Stock.

Material Rights

The holders of each share of Series 1 Preferred Stock are entitled to a 6% dividend if and when declared by the Board of Directors prior to any dividend payment to the holders of the Company's Class A Common Stock or Class B Common Stock. The holders of each share of Series 1 Preferred Stock have a liquidation preference ahead of the holders of the Company's Class A Common Stock or Class B Common Stock equal to 1x the Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation) of the Series 1 Preferred Stock. The Company is required to obtain the approval of the holders of Voting Preferred Stock (as defined in the Company's Amended and Restated Certificate of Incorporation), which includes the holders of the Series 1 Preferred Stock, in order to take certain actions such as amending the Company's organizational documents, issue new shares of stock, creating a new class of Preferred Stock senior to the existing Preferred Stock, increase the number of directors, and other items as detailed in Article IV Part B Section 6 of the Company's Amended and Restated Certificate of Incorporation. Each share of Series 1 Preferred Stock is convertible into shares of Class A Common Stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through May 1, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Timothy Morten, the CEO of Frost Giant Studios, Inc, hereby certify that the financial statements of Frost Giant Studios, Inc and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of -$4,159,864; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 30th of April, 2026.

_____ (Signature)

_____CEO_____ (Title)

April 30, 2026_____ (Date)